Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO OR TO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH, OR DISTRIBUTE THIS DOCUMENT.
Coca-Cola European Partners US, LLC
(organized with limited liability in the State of Delaware “CCEP US”)

announces that the substitution becomes effective following consent solicitations in respect of its outstanding
EUR350,000,000 2.000 per cent. Notes due 2019 (originally issued by Coca-Cola Enterprises, Inc.)
(ISIN: XS0810720515) (the “2019 Notes”)
EUR350,000,000 2.625 per cent. Notes due 2023 (originally issued by Coca-Cola Enterprises, Inc.)
(ISIN: XS0989155089) (the “2023 Notes”)
EUR350,000,000 2.375 per cent. Notes due 2025 (originally issued by Coca-Cola Enterprises, Inc.)
(ISIN: XS0926785808) (the “2025 Notes”)
EUR250,000,000 2.750 per cent. Notes due 2026 (originally issued by Coca-Cola Enterprises, Inc.)
(ISIN: XS1064307058) (the “2026 Notes”)
EUR500,000,000 1.875 per cent. Notes due 2030 (originally issued by Coca-Cola Enterprises, Inc.)
(ISIN: XS1206411230) (the “2030 Notes”)
(each a “Series” and, together, the “Notes”)

fully and unconditionally guaranteed by Coca-Cola European Partners plc (“CCEP” or the “Company”)
12 April 2018. CCEP US announces the completion of the separate invitations (each such invitation in respect of a Series, a “Consent Solicitation”) to Eligible Noteholders (as defined below) to consent to certain modifications to the terms of, and related documents for, the relevant Series to reflect the substitution of the Company in place of CCEP US as issuer and principal debtor in respect of the relevant Series and the provision of a guarantee from CCEP US (together, the “Proposed Amendments”) as proposed by CCEP US for approval by an extraordinary resolution (an “Extraordinary Resolution”) at a meeting of the holders of such Series (each a “Meeting” and together the “Meetings”), as further described in the Consent Solicitation Memorandum prepared by CCEP US dated 12 March 2018 (the “Consent Solicitation Memorandum”). Capitalised terms used but not otherwise defined in this announcement have the meanings given in the Consent Solicitation Memorandum.
The Proposed Amendments were considered and duly passed and the related Eligibility Condition was satisfied at the Meetings held on 3 April 2018 at the offices of Shearman & Sterling (London) LLP.
On 12 April 2018, the New Guarantee, the applicable Supplemental Agency Agreement and the applicable Global Note Addendum were executed and the Company paid the Early Participation Fee (or, where applicable, the Ineligible Noteholder Payment) to the relevant holders of the Notes.
With effect on and from 12 April 2018 the Company has become issuer and principal debtor in respect of each Series of the Notes and CCEP US has provisioned the New Guarantee in respect of each Series of the Notes.
Eligible Noteholders
The Consent Solicitations were only made, and the Consent Solicitation Memorandum and any other documents or materials relating to the Consent Solicitations are only for distribution or to be made available to a person that is (a) located and resident outside the United States and not a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) and (b) otherwise a person to whom the relevant Consent Solicitation can be lawfully made and that may lawfully participate in the relevant Consent Solicitation (all such persons, “Eligible Noteholders”).

LEAD SOLICITATION AGENTS

Barclays Bank PLC	Mizuho International plc
5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 20 3134 8515 Attention: Liability Management Group Email: eu.lm@barclays.com	Mizuho House 30 Old Bailey London EC4M 7AU United Kingdom Telephone: +44 20 7090 6442 Attention: Liability Management Email: FI-DCM-LiabilityManagement@us.mizuho-sc.com

CO-SOLICITATION AGENTS

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom	Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom

TABULATION AND INFORMATION AGENT
Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
Telephone:  +44 20 7704 0880
Attention:  Thomas Choquet
Email:  cocacola@lucid-is.com

DISCLAIMER:  Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to sell any security in any jurisdiction.
The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this announcement or the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.